

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2018

S. James Miller, Jr.
President and Chief Executive Officer
ImageWare Systems, Inc.
10815 Rancho Bernardo Road, Suite 310
San Diego, CA 92127

      Re: ImageWare Systems, Inc.
          Registration Statement on Form S-1
          Filed October 11, 2018
          File No. 333-227778

Dear Mr. Miller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Information Technologies
              and Services

cc: Daniel W. Rumsey, Esq.